Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2009 and related notes for the year then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Following the Company's merger with Jazz Technologies Inc. ("Jazz") on September 19, 2008, (the "Jazz Merger"), the Company's results of operations include Jazz results commencing September 19, 2008. The Company’s consolidated statement of operations for the year ended December 31, 2008 includes Jazz’s results for the period from September 19, 2008 through December 31, 2008; the Company’s consolidated statement of operations for the year ended December 31, 2009 includes Jazz’s results for the twelve months ended December 31, 2009. The balance sheets as of December 31, 2009 and December 31, 2008 include Jazz's balances as of such dates.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year Ended December 31,
	2009	2008
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	108.9	117.8
Gross loss	(8.9)	(17.8)
Research and development expenses, net	7.8	5.9
Marketing, general and administrative expenses	10.7	13.2
Write-off of in-process research and development	--	0.7
Merger related costs	--	0.2
Fixed assets impairment	--	47.9
Operating loss	(27.4)	(85.8)
Financing expense, net	(15.3)	(7.0)
Gain on debt restructuring	--	51.9
Other income (expenses), net	0.7	(0.4)
Income tax benefit (provision)	1.7	(0.6)
Loss	(40.3)%	(41.8)%

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenue. Revenue for the year ended December 31, 2009 increased by 18.7% to $298.8 million from $251.7 million for the year ended December 31, 2008.

Due to the worldwide economic downturn that commenced in 2008 and its effect on the semiconductor industry and us, including global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, revenues in all our manufacturing facilities had a decline, consistent with the worldwide semiconductor decline. Total revenues were increased by $47.1 million, of which $102.9 million from Jazz less $55.8 from Tower stand alone, excluding Jazz. The inclusion of Jazz's revenue as from the merger date in 2008 resulted in revenues of $56.3 million in 2008 and revenues of $159.2 million in 2009. The decrease of $55.8 million from Tower stand alone, excluding Jazz was comprised of reduction of product shipments while average selling price remained stable

Cost of Total Revenues. Cost of total revenues for the year ended December 31, 2009 amounted to $325.3 million, as compared to $296.5 million for the year ended December 31, 2008. This 9.7% increase in cost of revenues resulted from the inclusion of the costs of Jazz for the full year ended December 31, 2009 (as compared to including the costs of Jazz in the cost of revenues only as of the date of the Jazz Merger in 2008), which was partially offset by the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

Gross Loss. Gross loss for the year ended December 31, 2009 was $26.5 million compared to a gross loss of $44.9 million for the year ended December 31, 2008. The decrease in gross loss was mainly attributable to the 18.7% increase in revenues which was partly offset by the 9.7% increase in cost of total revenues as described above.

Research and Development. Research and development expenses for the year ended December 31, 2009 amounted to $23.4 million as compared to $15.0 million for the year ended December 31, 2008. This increase in research and development costs resulted from the inclusion of the costs of Jazz for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008), which was partially offset by the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2009 amounted to $31.9 million as compared to $33.2 million for the year ended December 31, 2008. The decrease in marketing, general and administrative expenses is mainly attributed to the cost reduction plan executed by the Company and synergies captured through the integration of Jazz, which was partially offset by the inclusion of the costs of Jazz for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008).

Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the year ended December 31, 2008. The worldwide economic downturn and the adverse market conditions in the semiconductor industry that commenced in 2008, resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. As a result, we determined in 2008 that the circumstances indicate that the carrying amount may not be recoverable. In accordance with ASC Subtopic 360-10 Property, Plant and Equipment, we tested the recoverability of our plant and equipment based, among others, on our business plan and market prevailing conditions and determined that the carrying amounts of our plant and equipment may not be recoverable. We evaluated the fair value of our plant and equipment and determined that the carrying amounts exceeded the fair values by $120.5 million and recorded a charge in that amount in the year ended December 31, 2008. For year ended December 31, 2009 similar evaluation was done which resulted in carrying value in excess of recoverable amounts and hence no impairment charge required.

Operating Loss. Operating loss for the year ended December 31, 2009 was $81.8 million, compared to $215.9 million for the year ended December 31, 2008. The decrease in the operating loss was mainly due to the one-time fixed assets impairment (as described above) in the year ended December 31, 2008.  The amount of operating loss, excluding any one-time items in 2008, (which are comprised of $120.5 fixed assets impairment and $2.3 million write off of in process research and development and merger related costs), decreased by $11.2 million as compared to the year ended December 31, 2008. Such decrease, despite including the costs of Jazz for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008) was mainly attributable to the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

Financing Expenses, Net. Financing expenses, net for the year ended December 31, 2009 were $45.7 million compared to financing expenses, net of $17.6 million for the year ended December 31, 2008. Such increase was mainly due to the inclusion of financing expenses of Jazz, mainly related to convertible notes, for the year ended December 31, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in 2008) and due to measuring at fair value part of our convertible debentures, options, warrants and loans.

Gain On Debt Restructuring. Gain on debt restructuring in the year ended December 31, 2008 resulted from the definitive agreements with the Banks and TIC executed in September 2008, amounting to $130.7 million in the year ended December 31, 2008.

Income Tax Benefit (Provision).  Income Tax Benefit in relation to Jazz amounted to $5.0 million in the year ended December 31, 2009, $6.5 million higher as compared to $1.5 million income tax provision in the year ended December 31, 2008, mainly due to state tax benefit due to unitary filing of Tower and Jazz tax reports with the state of California.

Loss. Loss for the year ended December 31, 2009 was $120.5 million as compared to $105.1 million for the year ended December 31, 2008. This increase was mainly attributed to the $130.7 million of gain on debt restructuring in the year ended December 31, 2008 and the $28.1 million increase in financing expense, net, which was partially offset by the $134.1 million of lower operating loss in the year ended December 31, 2009 and $6.5 million higher income tax benefit.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by changes in the valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2009, the exchange rate of the US Dollar in relation to the NIS decreased by 0.7% and the Israeli Consumer Price Index (“CPI”) increased by 3.9% (during the year ended December 31, 2008 there was a decrease of 1.1% in the exchange rate of the US Dollar in relation to the NIS and an increase of 3.8% in the CPI). The rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2009, we had an aggregate amount of $81.8 million in cash and cash equivalents, as compared to $34.9 million as of December 31, 2008.

During the year ended December 31, 2009, we raised $52.9 million on account of shareholders' equity (for further details see Notes 12B and 17I-J to the consolidated financial statements as of December 31, 2009), and generated a net amount of $37.2 million from our operating activities. These liquidity resources financed the capital investments we made during the year ended December 31, 2009, which aggregated to an amount of $29.5 million and the repayment of debentures and other debt in the total amount of $13.7 million.

As of December 31, 2009, loans from banks were presented under GAAP in the amount of $194.6 million, of which $7.0 million are presented as short-term. As of such date, we presented an aggregate of $241.2 million of debentures on our balance sheet (under GAAP). See also Note 1 to the consolidated financial statements As of December 31, 2009.